UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F	☒	or	Form 40-F	☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273003) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:      December 25, 2023

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, December 25, 2023 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Toru Nakashima) hereby announces that, on December 22, 2023 (Eastern Standard Time), the Company submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of the Company’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on December 22, 2023. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statements of Financial Position (Unaudited)

(In millions)

	At March 31,	At September 30,
	2023	2023
Assets:
Cash and deposits with banks	¥76,465,511	¥78,237,000
Call loans and bills bought	5,684,812	6,088,010
Reverse repurchase agreements and cash collateral on securities borrowed	11,024,084	13,402,684
Trading assets	4,585,915	5,310,998
Derivative financial instruments	8,649,947	13,015,294
Financial assets at fair value through profit or loss	1,488,239	1,900,462
Investment securities	27,595,598	34,082,730
Loans and advances	111,891,134	116,285,384
Investments in associates and joint ventures	1,141,250	1,384,292
Property, plant and equipment	1,832,241	1,877,012
Intangible assets	905,028	973,871
Other assets	6,167,202	8,929,755
Current tax assets	190,267	71,559
Deferred tax assets	65,810	81,596
Total assets	¥257,687,038	¥281,640,647
Liabilities:
Deposits	¥172,927,810	¥178,121,198
Call money and bills sold	2,569,056	2,161,558
Repurchase agreements and cash collateral on securities lent	17,786,026	23,604,811
Trading liabilities	3,291,089	4,187,152
Derivative financial instruments	10,496,855	15,298,715
Financial liabilities designated at fair value through profit or loss	414,106	421,392
Borrowings	15,371,801	16,060,190
Debt securities in issue	11,984,994	13,725,816
Provisions	247,344	225,396
Other liabilities	8,703,413	12,273,302
Current tax liabilities	41,649	46,800
Deferred tax liabilities	315,930	449,682
Total liabilities	244,150,073	266,576,012
Equity:
Capital stock	2,342,537	2,344,038
Capital surplus	645,774	635,915
Retained earnings	7,199,479	7,563,151
Treasury stock	(151,799)	(17,722)
Equity excluding other reserves	10,035,991	10,525,382
Other reserves	2,629,000	3,288,687
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	12,664,991	13,814,069
Non-controlling interests	106,172	123,871
Equity attributable to other equity instruments holders	765,802	1,126,695
Total equity	13,536,965	15,064,635
Total equity and liabilities	¥257,687,038	¥281,640,647

Consolidated Income Statements (Unaudited)

(In millions, except per share data)

	For the six months ended September 30,
	2022	2023
Interest income	¥1,424,087	¥2,776,392
Interest expense	573,910	1,887,450
Net interest income	850,177	888,942

Fee and commission income	607,546	690,715
Fee and commission expense	112,737	119,089
Net fee and commission income	494,809	571,626

Net trading income	565,037	487,524
Net income from financial assets and liabilities at fair value through profit or loss	171,708	79,984
Net investment income (loss)	(4,915)	61,733
Other income	85,818	57,734
Total operating income	2,162,634	2,147,543

Impairment charges on financial assets	88,025	130,253
Net operating income	2,074,609	2,017,290

General and administrative expenses	948,612	1,072,003
Other expenses	162,686	129,601
Operating expenses	1,111,298	1,201,604

Share of post-tax profit of associates and joint ventures	61,241	55,286
Profit before tax	1,024,552	870,972

Income tax expense	247,158	208,185
Net profit	¥777,394	¥662,787

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥762,185	¥651,127
Non-controlling interests	9,603	5,891
Other equity instruments holders	5,606	5,769

Earnings per share:
Basic	¥555.91	¥487.79
Diluted	555.72	487.65

Consolidated Statements of Comprehensive Income (Unaudited)

(In millions)

	For the six months ended September 30,
	2022	2023
Net profit	¥777,394	¥662,787

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	15,329	(6,886)
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(219,566)	760,840
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	1,035	(7,589)
Share of other comprehensive income (loss) of associates and joint ventures	12,073	1,790
Income tax relating to items that will not be reclassified	62,244	(223,425)
Total items that will not be reclassified to profit or loss, net of tax	(128,885)	524,730

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(652,810)	(484,785)
Reclassification adjustments for (gains) losses included in net profit, before tax	157,216	45,420
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	655,317	487,098
Reclassification adjustments for (gains) losses included in net profit, before tax	193	—
Share of other comprehensive income (loss) of associates and joint ventures	38,125	33,910
Income tax relating to items that may be reclassified	147,427	132,461
Total items that may be reclassified subsequently to profit or loss, net of tax	345,468	214,104

Other comprehensive income, net of tax	216,583	738,834
Total comprehensive income	¥993,977	¥1,401,621

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥976,191	¥1,386,696
Non-controlling interests	12,180	9,156
Other equity instruments holders	5,606	5,769